April 29, 2011

Via EDGAR

Mr. Eric Envall
Attorney Advisor
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4720
Washington, D.C. 20548

Re:	Northwest Bancshares, Inc.
Form 10-K for the fiscal year ended December 31, 2010
File No. 1-34582

Dear Mr. Envall:

The following are responses to the comment letter from the U.S. Securities and Exchange Commission to Northwest Bancshares, Inc. (the “Company”) dated April 8, 2011.  For ease of reference the comments have been reproduced below.

Form 10K for the Fiscal Year Ended December 31, 2009

Market Area and Competition, page 3

1.
To the extent your market area is not performing in line with national trends, in future filings please quantify average income figures, changes in home prices, foreclosures and the like as warranted to understand your business environment.  Consider separate market information for your Florida market area, as material, with respect to nonperforming loans, your allowance and the like.  We note the related information at the top of page 31 regarding the amount of lending in Florida, as well as the significant increase in loans past due, quantified on page 48.

In future filings, the Company will add disclosure with respect to its Pennsylvania, New York, Ohio and Maryland markets, as requested.  As of December 31, 2010, such additional information for Pennsylvania and New York would have been as follows:

Mr. Eric Envall
Securities and Exchange Commission
April 29, 2011

Pennsylvania is a stable banking market with a total population of approximately 12.7 million and total households of approximately 5.0 million according to SNL Securities. The Pennsylvania markets in which we operate our retail branch and consumer financial offices contain more than half of Pennsylvania’s population and a similar percentage of households. Our western New York market area has a total population of approximately 2.1 million and total households of approximately 832,000 according to SNL Securities. Since 2000, many of the counties served in the Pennsylvania and western New York market area have experienced population declines with population growth rates increasing mainly in the central and southeastern portion of Pennsylvania. However, median household income has increased in all of the counties in which we conduct business in Pennsylvania since 2000 and in our western New York markets. The median household income in Pennsylvania was $52,773 and $52,720 in our western New York market area as of December 31, 2010, compared to the nationwide median income level of $54,442 according to SNL Securities. The household income growth rate in Pennsylvania and our western New York market area is expected to increase above the expected national and state average growth rates over the next five years by approximately 4% according to estimates for SNL Securities.

As of December 2010, the change in the median home price for the last four quarters in Pennsylvania and our western New York market were  (0.5%) and 0.1% compared to the national average of (0.6%) according to the Federal Housing Financial Agency. Foreclosures have receded from their record highs but remain elevated when compared to historical averages. The increased level of foreclosures is likely to remain high as the recent decline is due in part to processing delays. As of December 2010, the foreclosure rates in Pennsylvania and New York were 3.0% and 4.8% compared to the national average of 4.5% according to the Mortgage Bankers Association.

As of December 31, 2010, such additional information for Maryland and Ohio would have been as follows:

As of December 2010, the change in the median home price for the last four quarters for our Maryland and our Ohio markets were (2.0%) and (1.4%) compared to the national average of (0.6%) according to the Federal Housing Financial Agency. As of December 2010, the foreclosure rates in Maryland and Ohio were 3.1% and 4.6% compared to the national average of 4.5% according to the Mortgage Bankers Association.

We respectfully request that we not be required to revise future filings with respect to our Florida markets.  In December 2010, we discontinued lending in Florida, and have previously announced our intention to close our three Florida offices effective June 30, 2011.  Since we discontinued lending in Florida, loans in that state have decreased from $106.1 million to $105.5 million as of March 31, 2011 and represents less than 2% of total loans outstanding.  We expect our exposure to market conditions in that state to continue to decrease as repayments continue in the absence of new loan originations.

Mr. Eric Envall
Securities and Exchange Commission
April 29, 2011

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 22

2.	Please tell us why you have not included the information required by Item 701(f) of Regulation S-K. Refer to Item 5(b) of Form 10-K.

The Company’s stock offering was completed during the fourth quarter of 2009.  The required information would have been included in the Company’s Annual Report for the Year ended December 31, 2009, but was inadvertently omitted from Item 5(b).  However, the Company included relevant material information on page 2 of that annual report (date of completion of offering, number of shares sold and gross and net proceeds), as well as in a Current Report on Form 8-K filed with the SEC on December 18, 2009 (date of completion of offering, number of shares sold, price per share of shares sold and names of underwriters).

Financial Statements and Supplementary Data

Consolidated Statements of Cash Flows, page 65

3.
Please tell us how you determined that the prepayment penalty incurred in connection with the restructuring of your FHLB debt should be classified as an operating activity.  Cite the applicable guidance within ASC 230-10-45 upon which you relied in making this determination.

We reviewed the guidance in ASC 230-10-45 to determine if the prepayment penalty should be classified as an operating activity, an investing activity or a financing activity.  As we have disclosed, we did not finance the prepayment penalty and increase the amount of debt we had outstanding with the Federal Home Loan Bank.  We settled the prepayment penalty in cash,  resulting in the recognition of a prepaid asset that is amortized into interest expense. We reviewed the items detailed in ASC 230-10-45-13 for the outflows of investing activities and ASC 230-10-45-15 for the outflows of financing activities, determining that the cash  paid to the Federal Home Loan Bank did not fit any of the items listed.  We also considered the prepayment penalty to be analogous to a cash interest payment on debt, which is classified as an operating activity.  Therefore, we determined that the cash payment made for the prepayment penalty should be categorized as an operating activity, consistent with cash paid to creditors for interest.

Mr. Eric Envall
Securities and Exchange Commission
April 29, 2011

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

(e) Loans Receivable, page 68

4.
Please revise your future filings to provide the accounting policy disclosures required by ASC 310-10-50-6 with respect to your nonaccrual and past due loans for each class of financing receivable.  Refer to ASC 310-10-50-5B.

In future filings, we will revise our Summary of Significant Accounting Policies item (e) Loans Receivable as requested.  The following provides what the disclosure would have been as of December 31, 2010:

(e) Loans Receivable

Our loan portfolio segments consist of Personal Banking and Business Banking.  Personal Banking loans are further disaggregated into the following classes: residential mortgage loans, home equity loans and other consumer loans.  Business Banking loans are further disaggregated into the following classes: commercial real estate loans and commercial loans.  All classes of loans are carried at their unpaid principal balance net of any deferred origination fees or costs and the allowance for estimated loan losses. Interest income on loans is credited to income as earned. Interest earned on loans for which no payments were received during the month is accrued at month end. Accrued interest on loans more than 90 days delinquent is reversed, and such loans are placed on nonaccrual status.

All classes of loans are placed on nonaccrual status when principal or interest is 90 days or more delinquent, or when there is reasonable doubt that interest or principal will not be collected in accordance with the contractual terms. Interest receipts on all classes of nonaccrual and impaired loans are recognized as interest revenue when it has been determined that all principal and interest will be collected or are applied to principal when collectability of principal is in doubt.  Nonaccrual loans generally are restored to an accrual basis when principal and interest become current (and a period of performance has been established in accordance with the contractual terms, typically six months).

A loan (from any class) is considered to be a troubled debt restructured loan (“TDR”) when the terms have been renegotiated to a below market condition to provide a reduction or deferral of principal or interest as a result of the deteriorating financial position of the borrower. Troubled debt restructurings are determined on the contractual terms as specified by the original loan agreement of the most recent modification.

We have identified certain residential mortgage loans, which will be sold prior to maturity, as loans held for sale. These loans are recorded at the lower of amortized cost or fair value less estimated cost to sell and at December 31, 2010 and 2009 were $11.4 million and $1.2 million, respectively.

Mr. Eric Envall
Securities and Exchange Commission
April 29, 2011

Loan fees and certain direct loan origination costs are deferred, and the net deferred fee or cost is then recognized using the level-yield method over the contractual life of the loan as an adjustment to interest income.

(f) Allowance for Loan Losses and Provision for Loan Losses

5.
Please revise your future filings to provide the accounting policy disclosures required by ASC 310-10-50-15 (specifically subparagraphs b, d and e) with respect to your evaluation of impaired loans for each class of financing receivable.

The response to this comment is included in the response to comment 6, below.

6.	Please revise your future filings to provide the accounting policy disclosures required by ASC 310-10-50-11B with respect to your allowance for loan losses for each portfolio segment.

In future filings, we will revise our Summary of Significant Accounting Policies item (f) Allowance for Loan Losses and Provision for Loan Losses to fully comply with ASC 310-10-50-15 and ASC 310-10-50-11B, as requested.  The following provides what the disclosure would have been as of December 31, 2010:

(f) Allowance for Loan Losses and Provision for Loan Losses

Provisions for estimated loan losses and the amount of the allowance for loan losses are based on losses inherent in the loan portfolio that are both probable and reasonably estimable at the date of the financial statements. Management believes, to the best of their knowledge, that all known losses as of the statement of condition dates have been recorded.

For all classes of loans, management considers a loan to be impaired when it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement. In evaluating whether a loan is impaired, management considers not only the amount that we expect to collect but also the timing of collection. Generally, if a delay in payment is insignificant (e.g., less than 30 days), a loan is not deemed to be impaired.

When a loan is considered to be impaired, the amount of impairment is measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s market price, or fair value of the collateral, less cost to sell, if the loan is collateral dependent. Larger loans are evaluated individually for impairment. Smaller balance, homogeneous loans (e.g., primarily consumer and residential mortgages) are evaluated collectively for impairment. Impairment losses are included in the allowance for loan losses. Impaired loans are charged-off or charged down when management believes that the ultimate collectability of a loan is not likely.

Mr. Eric Envall
Securities and Exchange Commission
April 29, 2011

Interest income on impaired loans is recognized using the cash basis method. For impaired residential mortgage loans, home equity loans and other consumer loans and impaired commercial loans and commercial real estate loans interest collected is credited to income in the period of recovery or applied to reduce principal if there is sufficient doubt about the collectability of principal.

The allowance for loan losses is shown as a valuation allowance to loans. The accounting policy for the determination of the adequacy of the allowance by portfolio segment requires us to make numerous complex and subjective estimates and assumptions relating to amounts which are inherently uncertain. The allowance for loan losses is maintained to absorb losses inherent in the loan portfolio as of the balance sheet date based on our judgment. The methodology used to determine the allowance for loan losses is designed to provide procedural discipline in assessing the appropriateness of the allowance for loan losses. Losses are charged against the allowance for loan losses and recoveries are added to the allowance for loan losses.

The allowance for loan losses for all classes of Business Banking loans consists of three elements:

•	An allowance for impaired loans;
•	An allowance for homogenous loans based on historical losses; and
•	An allowance for homogenous loans based on judgmental factors.

The first element, impaired loans, is based on individual analysis of all nonperforming loans over $1.0 million. The allowance is measured by the difference between the recorded value of impaired loans and their impaired value. Impaired value is either the present value of the expected future cash flows from the borrower, the market value of the loan, or the fair value of the collateral, less cost to sell.

The second element is a rolling three year average of actual losses incurred, adjusted for a loss realization period (the period of time from the event of loss to loss realization), applied to homogenous pools of loans categorized by similar risk characteristics.

The third element augments the historical loss factors for changes in economic conditions, lending policies and procedures, the nature and volume of the loan portfolio, management, delinquency trends, loan administration, underlying collateral and concentrations of credit.

Mr. Eric Envall
Securities and Exchange Commission
April 29, 2011

The allowance for loan losses for all classes of Personal Banking loans consists of three elements:

•	An allowance for loans 90 days or more delinquent;
•	An allowance for homogenous loans based on historical losses; and
•	An allowance for homogenous loans based on judgmental factors.

The first element, loans 90 days or more delinquent, is based on the loss history of loans that have become 90 days or more delinquent.   We apply a historical loss factor for loans that have been 90 days or more delinquent.

The second element is a rolling three year average of actual losses incurred, adjusted for a loss realization period (the period of time from the event of loss to loss realization), applied to homogenous pools of loans categorized by similar risk characteristics.

The third element augments the historical loss factors for changes in economic conditions, lending policies and procedures, the nature and volume of the loan portfolio, management, delinquency trends, loan administration, underlying collateral and concentrations of credit.

We also have an unallocated allowance which is based on our judgment regarding economic conditions, collateral values, specific loans and industry conditions and results of bank regulatory and internal credit exams.

The allocation of the allowance for loan losses is inherently judgmental, and the entire allowance for loan losses is available to absorb loan losses regardless of the nature of the loss.

We have not made any changes to our methodology for the calculation of the allowance for loan losses during the current year.

Personal Banking loans are charged-off or charged down when they become 180 days delinquent, unless that borrower has filed for bankruptcy.  Business Banking loans are charged-off or charged down when, in our opinion, they are no longer collectible, for commercial loans, or when it has been determined that the collateral value no longer supports the carrying value of the loan, for commercial real estate loans.

Mr. Eric Envall
Securities and Exchange Commission
April 29, 2011

Note 3 – Marketable Securities, page 74

7.
We note that as of December 31, 2010 you had gross unrealized losses on your AFS and HTM investment portfolios combined of $23.9 million, $12.5 million of which were attributable to municipal securities.  We also understand that banks may have involvement with municipalities as underwriters of bond offerings, as providers of guarantees (typically letters of credit), and through the offering of deposit services, direct loans and other traditional banking products.  Given the budget deficits that many states and municipalities are currently facing and recent concerns over municipal bond defaults, we believe that additional disclosure in this area is warranted.  Accordingly, please revise your future filings to disclose the following:

•
Provide comprehensive disclosure regarding how you determine the fair value of municipal securities and how you evaluate them for other-than-temporary impairment (OTTI).  In this regard, consider providing disclosure similar to that provided on pages 77-78 regarding your evaluation of corporate securities and MBS for OTTI.

In future filings, we will enhance our disclosure regarding OTTI considerations and how we determine the fair value of our municipal securities, as requested.  The following provides what the disclosure would have been as of December 31, 2010.

As of December 31, 2010, we had 14 investments in municipal securities with a total book value of $9.6 million and a total fair value of $8.2 million, where book value exceeded fair value for more than 12 months.  We initially evaluate investments for other-than-temporary impairment by comparing the fair value, provided to us by a third party pricing source using quoted prices for similar assets that are actively traded, to the carrying value.  When an investment’s fair value is below 80% of the carrying value we then look at the stated interest rate and compare the stated interest rate to current market interest rates to determine if the decline in fair value is attributable to interest rates.  If the interest rate approximates current interest rates for similar securities, we determine if the investment is rated and if so, if the rating has changed in the current period.  If the rating has not changed during the current period, with the assistance of an independent third party who makes a market in municipal securities we review publicly available information to determine if there has been any negative change in the underlying municipality.  As of December 31, 2010, we have determined that all of the impairment in our municipal securities portfolio is noncredit related and therefore temporary.  The 14 investments in municipal securities discussed above represent seven Pennsylvania municipalities and one Texas municipality.

Mr. Eric Envall
Securities and Exchange Commission
April 29, 2011

Description	State	Book Value	Fair Value	Unrealized Losses	Rating
Cambria & Somerset County’s	PA	612	566	(46)	A
Ohio Township Sewer Revenue	PA	304	271	(33)	Not rated
Hamburg Sewer Revenue	PA	596	529	(67)	Not rated
Plum Boro Water Authority	PA	836	736	(100)	Not rated
Cambridge Area JT Revenue	PA	595	521	(74)	Not rated
Northwest Harris County Util Dist	TX	482	417	(65)	BBB+
Ohio Township Sewer Revenue	PA	490	423	(67)	Not rated
West Reading	PA	424	366	(58)	BBB+
Cambria & Somerset County’s	PA	470	405	(65)	Not rated
West Reading	PA	492	421	(71)	BBB+
Neshannock Township	PA	2,170	1,842	(328)	A
Kutztown	PA	799	654	(145)	A
Ohio Township Sewer Revenue	PA	306	247	(59)	Not rated
West Reading	PA	986	783	(203)	BBB+
		$9,562	8,181	(1,381)

•	Provide disclosure that summarizes and quantifies your various exposures (both direct and indirect) to state and local municipalities; and

•	Consider providing a risk factor to address any risk concentration or exposure to the municipal industry.

The Company will revise future filings to include a risk factor, as requested, which will also include the requested information with respect to exposures to municipalities.  The following provides the disclosure as of December 31, 2010.

Our exposure to municipalities may lead to operating losses

Our municipal bond portfolio may be impacted by the effects of economic stress on state and local governments. At December 31, 2010, we had $288.3 million invested in obligations of states, municipalities and political subdivisions (collectively referred to as our municipal bond portfolio).  We also had $76.3 million of loans outstanding and $41.8 million of unfunded commitments and open lines of credit to municipalities and political subdivisions.  Widespread concern currently exists regarding the stress on state and local governments emanating from: (i) declining revenues; (ii) large unfunded liabilities to government workers; and (iii) entrenched cost structures. Debt-to-gross domestic product ratios for the majority of states have been deteriorating due to, among other factors: (i) declines in federal monetary assistance provided as the United States is currently experiencing the largest deficit in its history; and (ii) lower levels of sales and property tax revenue as unemployment remains elevated and the housing market continues to remain unstable. This concern has led to speculation about the potential for a significant deterioration in the municipal bond market, which could materially affect our results of operations, financial condition and liquidity. We may not be able to mitigate the exposure in our municipal portfolio if state and local governments are unable to fulfill their obligations. The risk of widespread issuer defaults may also increase if there are changes in legislation that permit states, or additional municipalities and political subdivisions, to file for bankruptcy protection or if there are judicial interpretations that, in a bankruptcy or other proceeding, lessen the value of any structural protections.

Mr. Eric Envall
Securities and Exchange Commission
April 29, 2011

Note 4 – Loans Receivable, page 81

8.
We note that you do not appear to have distinguished between your portfolio segments and classes of financing receivables for purposes of providing the disclosures required by ASU 2010-20.  Please confirm to us whether your residential mortgage, home equity, other consumer, commercial real estate and commercial loan categories represent your identified classes of financing receivables and if so, identify the related portfolio segments.  Also, revise your disclosure in future filings to clearly identify both your identified portfolio segments and classes of financing receivables.  Refer to ASC 310-10-55-16 through 310-10-55-22.

Our portfolio segments are Personal Banking and Business Banking.  Personal Banking loans are further disaggregated into residential mortgage loans, home equity loans and other consumer loans.  Business Banking loans are further disaggregated into commercial real estate loans and commercial loans.

In future filings we will revise our disclosure to clearly identify both the portfolio segments and classes of loans, as requested.  The following provides the disclosure as of December 31, 2010.

(4)	Loans Receivable

We have defined our portfolio segments as Personal Banking loans and Business Banking loans.  Classes of Personal Banking loans are residential mortgage loans, home equity loans and other consumer loans.  Classes of Business Banking loans are commercial real estate loans and commercial loans.  Loans receivable at December 31, 2010 and 2009 are summarized in the table below:

Mr. Eric Envall
Securities and Exchange Commission
April 29, 2011

	December 31
	2010	2009
Personal Banking:
Residential mortgage loans	$2,432,421	2,371,996
Home equity loans	1,095,953	1,080,011
Other consumer loans	255,776	273,865
Total Personal Banking	3,784,150	3,725,872
Business Banking:
Commercial real estate	1,423,021	1,292,145
Commercial	463,006	403,589
Total Business Banking	1,886,027	1,695,734
Total loans receivable, gross	5,670,177	5,421,606
Deferred loan fees	(7,165)	(7,030)
Allowance for loan losses	(76,412)	(70,403)
Undisbursed loan proceeds (real estate loans)	(129,007)	(115,111)
Total Loan receivable, net	$5,457,593	5,229,062

9.
We note that you provide certain quantitative information regarding your impaired loans in the table at the top of page 83.  Please revise this disclosure in your future filings such that it fully complies with the requirements of ASC 310-10-50-14 and ASC 310-10-50-15 (specifically subparagraphs a & c).

In future filings, we will revise the table on page 83 to fully comply with the requirements of ASC 310-10-50-14 and ASC 310-10-50-15, as requested.  The following provides the disclosure as of December 31, 2010:

Mr. Eric Envall
Securities and Exchange Commission
April 29, 2011

	Residential Mortgage	Home Equity	Other Consumer	Commercial Real Estate	Commercial	Total
Recorded investment in loan	$2,398,304	1,095,953	255,776	1,350,319	433,653	5,534,005
Allowance for loan losses	6,854	7,675	5,810	35,832	15,770	71,941
Recorded investment in loans on nonaccrual	29,528	11,348	1,704	67,305	38,506	148,391
Recorded investment in loans past due 90 days or more and still accruing	—	—	—	1,067	—	1,067
Loans collectively evaluated for impairment	2,398,304	1,095,953	255,776	1,244,884	389,614	5,384,531
Loans individually evaluated for impairment	—	—	—	105,435	44,039	149,474
Loans individually evaluated for impairment for which there is a related impairment reserve	—	—	—	78,849	37,758	116,607
Related impairment reserve	—	—	—	13,291	9,103	22,394
Loans individually evaluated for impairment for which there is no related reserve	—	—	—	26,586	6,281	32,867
Average recorded investment in impaired loans	27,544	8,333	4,543	60,923	35,452	136,795
Interest income recognized on impaired loans	—	—	—	171	629	800
TDRs	—	—	—	24,966	27,639	52,605

10.
Please revise your future filings to provide an aging analysis of your past due financing receivables as of year-end as required by ASC 310-10-50-7A for each class of financing receivable.  Refer to ASC 310-10-55-9 for illustrative guidance.

In future filings, we will provide an aging analysis of all past due loans as required by ASC 310-10-50-7A, as requested.  The following provides the disclosure as of December 31, 2010:
	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Loans	Recorded Investment > 90 days and Accruing

Personal Banking
Residential mortgage loans	$35,329	9,848	29,751	74,928	2,323,376	2,398,304	—
Home equity loans	7,317	3,249	10,263	20,829	1,075,124	1,095,953	—
Other consumer loans	5,318	1,331	2,565	9,214	246,562	255,776	—
Business Banking
Commercial real estate loans	16,287	14,365	44,965	75,617	1,274,702	1,350,319	1,067
Commercial loans	6,590	1,678	12,877	21,145	412,508	433,653	—
Total	$70,841	30,471	100,421	201,733	5,332,272	5,534,005	1,067

Mr. Eric Envall
Securities and Exchange Commission
April 29, 2011

11.	Please revise your future filings to explicitly disclose the date or range of dates for which your risk categories were updated. Refer to ASC 310-10-50-29c.

In future filings we will include the date or range of dates for which our risk categories were updated, as requested.  The following is the disclosure that would have been made at December 31, 2010.

The following table sets forth information about credit quality indicators, which were updated during this quarter, as of December 31, 2010:

	Residential Mortgage	Home Equity	Other Consumer	Commercial Real Estate	Commercial	Total
Pass	$2,368,776	1,084,605	254,072	1,112,955	349,232	5,169,640
Special Mention	—	—	—	70,638	25,710	96,348
Substandard	28,763	11,348	1,704	163,050	58,266	263,131
Doubtful	56	—	—	3,346	436	3,838
Loss	709	—	—	330	9	1,048
	$2,398,304	1,095,953	255,776	1,350,319	433,653	5,534,005

Note 6 – Allowance for Loan Losses, page 85

12.
Please revise your future filings to disclose both the balance of your allowance for loan losses and your recorded investment in financing receivables by impairment method (e.g. collectively evaluated, individually evaluated, acquired with deteriorated credit quality) for each portfolio segment.  Refer to ASC 310-10-50-11B (subparagraphs g and h), 310-10-50-11C and 310-10-55-7 for guidance.

We note that we disclosed the balance of our allowance for loan losses and recorded investment in loans evaluated for impairment, both collectively evaluated and individually evaluated, by class of financing receivable in the table on page 83 of the Form 10-K.  In future filings we will revise our disclosure to also disclose this information by portfolio segment, as requested.  The following provides what the disclosure would have been as of December 31, 2010.

Mr. Eric Envall
Securities and Exchange Commission
April 29, 2011

	Personal Banking	Business Banking
Allowance for loan losses	$20,339	51,602
Loans collectively evaluated for impairment	3,750,033	1,634,498
Loans individually evaluated for impairment	—	149,474
Loans individually evaluated for impairment for which there is a related impairment reserve	—	116,607
Related impairment reserve	—	22,394
Loans individually evaluated for impairment for which there is no related reserve	—	32,867

Note 11 – Borrowed Funds, page 89

13.
We note that you restructured $695 million of FHLB debt during 2010.  Please tell us how you considered the guidance in ASC 470-50-40 in determining the appropriate accounting treatment for this transaction, including how you determined whether the restructuring resulted in a substantial modification of terms which would require extinguishment accounting.

We reviewed the guidance contained within ASC 470-50-40 to determine the proper treatment of the prepayment penalty.  The ASC observes that debt can be restructured either via an exchange of debt or modification of debt.  If the modification of terms is considered to be substantial, the resultant prepayment penalty should be recorded through earnings in the period of restructuring.  If the modification of terms is not considered to be substantial, the resultant prepayment penalty is to be capitalized and charged against earnings using an effective interest method.  When determining if the modification is substantial, if the terms of a debt instrument are modified and the cash flow effect on a present value basis is greater than 10%, the modification would be considered substantial.

Using the guidance of ASC 470-50-40-12, we prepared a discounted cash flow analysis for each individual outstanding debt structure with the FHLB.  The analysis started with a discounted cash flow of all remaining payments under the original debt, using the original effective yield, followed by a discounted cash flow of all payments under the new debt, using the original effective yield (including the prepayment penalties which were applied on Day 1).  Based on the calculation performed, we determined that the original debt and the new debt were not substantially different.  Therefore, the prepayment penalty was capitalized and extinguishment accounting was not required.

Mr. Eric Envall
Securities and Exchange Commission
April 29, 2011

Schedule 14A

Market Comparison, page 16

14.	In future filings, please indicate the basis for selection of companies to the two referenced peer groups.

We will revise future filings, as requested.  For the year ended December 31, 2010, the requested disclosure with respect to the Towers Watson companies would have been as follows:

In determining Named Executive Officer compensation, we use market information which is supported by survey data from Towers Watson, as well as a peer group. Towers Watson, a nationally recognized compensation consulting firm, was utilized by Northwest Bancshares, Inc. based on their comprehensive set of reports within the financial services industry.  Towers Watson provides complete compensation coverage for each job position in the financial services industry by extensive analysis of salaries, incentive eligible positions, incentive amounts with regard to base salaries, and total cash compensation. In addition, analysis by company size and geographical location is performed and categorized by jobs based on levels of responsibility and experience.

The Towers Watson survey data is based on the following group of companies primarily in the financial services industry.  We do not select the companies used by Towers Watson.  Instead, these are the companies that respond to Towers Watson as part of their survey.

For the year ended December 31, 2010, the requested disclosure with respect to the peer group would have been as follows:

The peer group of institutions was selected due to the entities being of like size and operating in similar markets to Northwest Bancshares, Inc.

15.	In future filings, please identify the firm referenced in the second full paragraph on page 17 or advise why this is not required.

We will revise future filings, as requested.  For the year ended December 31, 2010, the referenced firm was Towers Watson.

Base Salary, page 17

16.
In future filings, quantify the 50% benchmark dollar level for each of the named executive officers as well as any target level “measure of results.”  The text should then be clear as to how they performed relative to these values and how this related to the amount received.  Note also with respect to the predetermined target levels referenced at “Annual Cash Incentive.”  Take into account how the committee factors success for one target, but failure or a lower level for another, if that has occurred.

Mr. Eric Envall
Securities and Exchange Commission
April 29, 2011

We will revise future filings, as requested.  For the year ended December 31, 2010, the disclosure would have been as follows with respect to base salary.  Please note that the phrase “measure of results” will be removed due to the implication that such measures are quantifiable levels.

Base Salary - All employees receive base salaries determined by the responsibilities, skills, performance, growth and relative experience related to their respective positions.  Another factor considered in base salary determination is our competitiveness of total compensation within our markets.  It is our goal for our employees’ total cash compensation to reach the market median (50th percentile) for their position.  Specifically, base salaries range between 80% and 120% of the established midpoint (market median) of a salary range.  Base salaries above target (midpoint of the salary range) will be limited to those whose performance is “distinguished” or “commendable,” which are the top two of four performance categories (“distinguished,” “commendable,” “good” and “needs improvement”).  Employees are eligible for consideration of increases to their base salary as a result of individual performance and salary adjustments for significant changes in their duties and responsibilities.  Base salaries are adjusted using a merit increase system and a performance evaluation process that consists of general rating factors. Merit increases are then awarded based on the employee’s overall performance rating, their salary relative to the midpoint, the time interval since the last increase and any added responsibilities since the last salary increase.  The Compensation Committee reviews and approves any salary increases for executive officers.

The market median for our named executive officers’ base salaries for the year ended December 31, 2010, and their actual base salaries, were as follows:

Executive Officer	Market Median	Actual Base Salary
William J. Wagner	$551,800	$511,300
William W. Harvey, Jr.	$234,000	$244,300
Gregory C. LaRocca	$234,000	$244,300
Steven G. Fisher	$234,000	$244,300
Timothy A. Huber	$193,400	$188,700

Base salaries for our named executive officers were based upon their receiving the following performance ratings:  Mr. Wagner - distinguished; Mr. Harvey - distinguished; Mr. LaRocca - distinguished; Mr. Fisher - distinguished; and Mr. Huber – distinguished.

Mr. Eric Envall
Securities and Exchange Commission
April 29, 2011

For the year ended December 31, 2010, the disclosure would have been as follows with respect to bonuses.  Please note that the Company has previously disclosed bonus amounts in the “bonus” column of the summary compensation table, and not the “Non equity incentive plan compensation,” due to the discretionary nature, as opposed to a formulaic determination, of actual payouts.

The target level for bonuses for our named executive officers’ for the year ended December 31, 2010 (level 5 in the table, above), and their actual bonuses, were as follows:

Executive Officer	Target Bonus (Level 5)	Actual Bonus
William J. Wagner	$117,600	$51,100
William W. Harvey, Jr.	$56,200	$24,400
Gregory C. LaRocca	$56,200	$24,400
Steven G. Fisher	$56,200	$24,400
Timothy A. Huber	$43,400	$18,900

The Compensation Committee has discretion under the Management Bonus Plan to make adjustments to the overall performance level achieved to include or exclude the effect of extraordinary, unusual or non-recurring items, changes in tax or accounting rules or the effect of mergers or acquisitions.  For the year ended December 31, 2010, the Compensation Committee considered certain gains and losses in determining our performance under the Management Bonus Plan.  Specifically, the Committee excluded from operating results gains on the sale and call of investment securities, impairment losses recorded on investment securities and an REO property, and acquisition-related expenses.

For 2010, operating results (actual results and adjusted for the above-noted items) were as follows:

	Actual Result	Level	Adjusted Result	Level
Performance Measure
Return on Average Assets	0.71%	1	0.76%	2
Return on Average Equity	4.40%	1	4.75%	1
Return on Average Tangible Equity	5.08%	1	5.49%	1
Percentage Growth in Earnings Per Share	76.7%	8	10.0%	3
Retail Asset Growth	1.50%	1	2.49%	1

Based on the performance measurements reviewed, without assigning any specific weightings to any one factor, and taking into consideration achievements not reflected in these measurements, such as our financial success during very turbulent times, and the JD Power award received for customer service, the Compensation Committee determined, on a discretionary basis, that the management bonus should be paid at Level 2 (10% of base salary) for all named executive officers.

Mr. Eric Envall
Securities and Exchange Commission
April 29, 2011

Annual Cash Incentive, page 17

17.	Explain how the different amounts of bonus were determined for the five Named Executive Officers.

Please see the response to comment 16, above, which includes the requested disclosure.

Long-Term Stock-Based Compensation, page 18

18.	We note that there were apparently quantifiable targets set for stock option grants. Please quantify these and discuss as for your other targets.

Stock option grants are not made based on quantifiable targets, but are instead based on subjective reviews that are performed in hindsight.  Future filings will be revised appropriately.  For the year ended December 31, 2010, the disclosure would have been as follows.

These performance measures are not quantitative or otherwise measurable targets.   Rather, stock option grants are based on the named executive officer’s overall performance, which factors in how the officer performed in their areas of responsibility.  The same rating system that is used for base salary increases is used to determine grants of stock options.  For the year ended December 31, 2010, each Named Executive Officer received stock options based upon their “distinguished” individual performance ratings.

19.
We note your explanation as to why significantly more options show up in the table than were possible for award in 2010.  Please revise in future filings to disclose the number awarded in 2010 and the additional options disclosed in the table on page 20.

The Company believes that disclosure with respect to the number of options available for award is consistent throughout the proxy statement.  Page 18 indicates that the maximum number of stock options available for award to the chief executive officer was 19,000, and for each other named executive officer was 13,000.  This is consistent with the summary compensation table, which discloses option award values of $37,050 for the chief executive officer and $25,350 for each other named executive officer, or, at a Black-Scholes value of $1.95 per stock option, 19,000 and 13,000 stock options, respectively.

*       *       *       *

The Company acknowledges that:

Mr. Eric Envall
Securities and Exchange Commission
April 29, 2011

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the above information is responsive to the staff’s comments.  Please direct any additional comments or questions to the undersigned at (814) 728-7242, or to out attorney, Ned Quint, at (202) 274-2007.

Sincerely,

William W. Harvey, Jr.
Executive Vice President, Finance

cc:	William J. Wagner, President and
Chief Executive Officer
Ned Quint, Esq.